Exhibit 99.3

RANDGOLD RESOURCES LIMITED
Incorporated in Jersey, Channel Islands
Reg. No. 62686
LSE Trading Symbol: RRS
NASDAQ Trading Symbol: GOLD

PREPAREDNESS SPURS PROMPT RESPONSE TO MALI’S FIRST EBOLA CASE

Bamako, Mali, 24 October 2014 – High alertness and careful planning prepared the Malian authorities to act swiftly to identify, treat and contain the country’s first confirmed case of Ebola, Randgold Resources chief executive Mark Bristow said today. Randgold owns and operates the Morila, Loulo and Gounkoto gold mines in Mali.

Bristow said the company was in close touch with Mali’s national director of health and the regional health director at Kayes, where the case was identified, as well as with the relevant NGOs and the other members of the Ebola Private Sector Mobilisation Group.

“Our information is that the patient, a young girl who had come to Mali from elsewhere in West Africa, started showing Ebola-like symptoms on 21 October. She was immediately referred to the paediatric unit at Kayes hospital, where she was quarantined while the health care workers who were involved in her case were put under observation. Ebola was confirmed on 23 October, by which time contact tracing was already underway. To date, some 50 people have been quarantined and the investigation is continuing. We are assured by the administrators that the situation is under control and we will obviously continue to monitor it closely,” Bristow said.

Long before this case was identified, Randgold itself had mobilised a major campaign to safeguard its employees and host communities against Ebola, he said.

A crisis management team comprising the senior medical officers of all Randgold operations has been appointed to spearhead the campaign. These medical officers are all West Africans and are consequently very familiar with tropical diseases. In addition, the group’s chief medical officer, Dr Haladou Manirou, has joined the Ebola Private Sector Mobilisation Group which is coordinating the private sector’s response.

“Our crisis team meets weekly and is also in constant contact with our host governments, the World Health Organisation and other NGOs who are monitoring the situation to ensure that we are fully up to speed with the state of the epidemic and the measures being taken to contain it,” Bristow says.

“We have integrated our own prevention programme with those of our host countries and equipped all our sites with Ebola PPEs, disinfection kits, mobile isolation units and contactless temperature monitors. We have trained our own medical staff as well as the personnel from the local health centres in the identification and treatment of suspected cases.”

Bristow says awareness is the key to the prevention or early identification of the disease and Randgold is continuing an intensive drive to sensitise its own employees as well as the surrounding communities to the manifestation and treatment of Ebola symptoms through daily face-to-face updates, radio broadcasts and a 24-hour hotline. Heightened awareness will ensure that any suspected cases will be handled quickly and effectively.

RANDGOLD ENQUIRIES:

Chief Executive Mark Bristow +44 788 071 1386 +223 66 75 01 22	Group Regional Manager West Africa Mahamadou Samaké +223 66 75 61 36 +223 20 20 16 94	Investor & Media Relations Kathy du Plessis +44 20 7557 7738 randgold@dpapr.com

Website: www.randgoldresources.com

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS: Except for the historical information contained herein, the matters discussed in this news release are forward-looking statements within the meaning of Section 27A of the US Securities Act of 1933 and Section 21E of the US Securities Exchange Act of 1934, and applicable Canadian securities legislation. Forward-looking statements include, but are not limited to, statements with respect to the future price of gold, the estimation of mineral reserves and resources, the realisation of mineral reserve estimates, the timing and amount of estimated future production, costs of production, reserve determination and reserve conversion rates. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as 'will', 'plans', 'expects' or 'does not expect', 'is expected', 'budget', 'scheduled', 'estimates', 'forecasts', 'intends', 'anticipates' or 'does not anticipate', or 'believes', or variations of such words and phrases or state that certain actions, events or results 'may', 'could', 'would', 'might' or 'will be taken', 'occur' or 'be achieved'. Assumptions upon which such forward-looking statements are based are in turn based on factors and events that are not within the control of Randgold Resources Limited (‘Randgold’) and there is no assurance they will prove to be correct. Forward-looking statements are subject to known and unknown risks, uncertainties and other factors that may cause the actual results, level of activity, performance or achievements of Randgold to be materially different from those expressed or implied by such forward-looking statements, including but not limited to:  risks related to mining operations, including political risks and instability and risks related to international operations, actual results of current exploration activities, conclusions of economic evaluations, changes in project parameters as plans continue to be refined, as well as those factors discussed in Randgold’s filings with the US Securities and Exchange Commission (the 'SEC'). Although Randgold has attempted to identify important factors that could cause actual results to differ materially from those contained in forward-looking statements, there may be other factors that cause results not to be as anticipated, estimated or intended. There can be no assurance that such statements will prove to be accurate, as actual results and future events could differ materially from those anticipated in such statements. Accordingly, readers should not place undue reliance on forward-looking statements. Randgold does not undertake to update any forward-looking statements herein, except in accordance with applicable securities laws. CAUTIONARY NOTE TO US INVESTORS: The SEC permits companies, in their filings with the SEC, to disclose only proven and probable ore reserves. We use certain terms in this release, such as 'resources', that the SEC does not recognise and strictly prohibits us from including in our filings with the SEC. Investors are cautioned not to assume that all or any parts of our resources will ever be converted into reserves which qualify as 'proven and probable reserves' for the purposes of the SEC's Industry Guide number 7.